September 29, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jonathan E. Gottlieb
Michael R. Clampitt
Amit Parde
Michael Volley

Re:	On Deck Capital, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 21, 2014
File No. 377-00754

Ladies and Gentlemen:

On behalf of our client, On Deck Capital, Inc. (“OnDeck” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 18, 2014 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 21, 2014.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement.

General

1.	We note a number of recent publications relating to OnDeck that might condition the market for your offering, including the following:

•	“Small-Business Lender OnDeck Prepares to File for IPO, Offering May Seek to Raise $200 Million at Valuation of About $1.5 Billion,” By Telis Demos and Maureen Farrell, The Wall Street Journal, August 14, 2014;

•	“OnDeck Ranks on the Prestigious 2014 Inc. 500|5000 List for 3rd Year in a Row, Inc. Magazine Unveils its Annual Exclusive List of America’s Fastest-Growing Private Companies” On Deck Capital, Inc. Press Release, August 22, 2014; and

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•	“Small Business: Alternative Lenders Can Offer Quick Turnaround,” By Jamie Herzlich, Newsday, August 30, 2014.

Both of the articles and the press release are published on your website.

Please provide us with your legal analysis of how the publication of these articles complies with Section 5 of the Securities Act.

OnDeck respectfully advises the Staff that OnDeck is aware of and has made every effort to comply with the requirements of Section 5(c) of the Securities Act of 1933, as amended (the “Securities Act”). To that end, OnDeck notes the following:

•	With respect to the first article cited, OnDeck has confirmed that it never published this article on its website. OnDeck has taken significant precautions to prevent the publication on its website of communications that refer to an offering or otherwise may be deemed to be conditioning the market for an offering.

•	After having conducted an internal review, OnDeck does not believe that any of the sources cited in the referenced news article were in any way affiliated with OnDeck or its advisors. OnDeck has not authorized anyone to speak on its behalf regarding the offering contemplated by the Registration Statement (the “Offering”), and at no time was OnDeck provided the statements made regarding OnDeck’s potential offering before they were published. If OnDeck could have prevented such statements from being published without risk of providing any information regarding OnDeck’s potential offering, OnDeck assures the Staff that it would have done so and would have disclaimed any such statements and asked that they not be published.

•	OnDeck has not publicly acknowledged the submission of the Registration Statement. OnDeck notes that it did not elect to issue a press release in compliance with Rule 135 of the Securities Act with respect to the Registration Statement for this reason. The only parties with whom OnDeck has confidentially discussed OnDeck’s entry into the registration process are OnDeck’s Board of Directors, the eight underwriters, outside counsel for OnDeck and the underwriters, OnDeck’s independent auditors, other third-party consultants who support OnDeck’s finance department, the financial printer and the three investment banks that were interviewed by OnDeck but were ultimately not chosen to serve as underwriters. Each of these parties understands the restrictions on publicity for registered offerings. Following publication of the Wall Street Journal article, OnDeck received assurances from each of the participants in the Offering that neither they nor their employees or agents provided information regarding the Offering to any reporters or other third parties.

•	As soon as OnDeck selected its underwriters for the proposed Offering, it deemed itself to be “in registration.” At such time, a number of internal measures were put in place by OnDeck’s management team, under the direction of Cory Kampfer, OnDeck’s General Counsel, including the following:

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•	All press releases are embargoed until they have been reviewed by Mr. Kampfer, who has personally reviewed all press releases before issuance.

•	Any requests for employees of OnDeck to speak at outside conferences must be pre-approved by outside legal counsel.

•	On multiple occasions, Mr. Kampfer and OnDeck’s outside counsel have met with OnDeck’s management team to review the steps that OnDeck put in place to manage publicity matters while in registration.

•	OnDeck and its counsel reviewed and revised OnDeck’s external website to ensure compliance with restrictions on pre-offering publicity.

The press release and the Newsday article referenced above by the Staff do not make reference to a proposed offering but instead focus on OnDeck’s business and growth in the small business lending industry. OnDeck has posted similar press releases and articles to its website in the past because it believes that its publicity efforts are important to the improvement of OnDeck’s brand recognition among small businesses, as discussed in further detail below. OnDeck therefore believes that the press release and the Newsday article qualify as regularly released factual information that is not an offer pursuant to Section 5(c) of the Securities Act. Notwithstanding its belief that the press release and article are appropriate ordinary course publicity about its business, OnDeck notes that it immediately removed the press release and article from its website in response to the Staff’s comment and pending further communications with the Staff.

OnDeck further notes to the Staff that OnDeck is a relatively new entrant in the commercial lending industry and many established, traditional lenders have significantly more brand recognition than OnDeck. Consequently, OnDeck has of necessity sought to establish itself as a market leader by publishing product and industry-related information to improve its brand recognition, and its executives have spoken at industry conferences and commented on press articles and news stories relating to small businesses and online lending. As a result, OnDeck has achieved broader market awareness, even as a private company. This increased awareness has led to significantly greater media coverage in recent months, including speculation about OnDeck that OnDeck cannot control and that may or may not be accurate. In addition, speculation relating to a similar company, LendingClub Corporation, has increased the amount of media coverage regarding other potential initial public offerings in the online lending industry.

Finally, OnDeck supplementally advises the Staff that OnDeck will continue to vigilantly observe its obligations to comply with Section 5(c) of the Securities Act with respect to the potential Offering.

Emerging Growth Company Status

2.	We note that you are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with the following:

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•	copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and

•	any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

OnDeck advises the Staff that it is providing to the Staff on a supplemental basis copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such investors during OnDeck’s presentation. Pursuant to Securities Act Rule 418, such copies shall not be deemed to be filed with, or a part of and included in, the Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), OnDeck respectfully requests that the Staff return copies of such materials to OnDeck. Other than during these meetings, OnDeck has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. OnDeck undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

In addition, OnDeck advises the Staff that no broker or dealer that is participating or will participate in the potential Offering has published or distributed research reports about OnDeck in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. OnDeck undertakes to provide the Staff with copies of such reports in the event that such research reports are published or distributed in the future.

Outside Front Cover Page of Prospectus

3.	Please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities, an offering range, and the name of the exchange on which you intend to list the securities offered. Revise the document including pages 7, 34, 35 and 129 accordingly.

OnDeck advises the Staff that OnDeck acknowledges the Staff’s comment and that the requested information is not yet available, other than the name of the exchange on which OnDeck intends to apply to list its securities and OnDeck has added this disclosure. OnDeck undertakes to fill in as much of the remaining information as possible in future amendments. When such information is available, OnDeck will provide it to the Staff for review in a timely manner.

4.	The cover page of the draft prospectus includes a red herring legend. In your response letter, please include a representation as to whether or not you, directly or indirectly, or your representatives, agents, advisers or underwriters have disclosed all or part of a version of this document to any potential investors.

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OnDeck represents that neither OnDeck, directly or indirectly, nor OnDeck’s representatives, agents, advisers or underwriters has disclosed all or part of a version of the draft prospectus to any potential investors.

5.	Please move the Dealer Prospectus Delivery Obligation from page I to the outside back cover page of the Prospectus. See Item 502(b) of Regulation S-K.

OnDeck advises the Staff that it has moved the Dealer Prospectus Delivery Obligation legend to the outside back cover page of the Prospectus contained in the Registration Statement.

Prospectus Summary, page 1

6.	Please revise to add a subsection for “Recapitalization” or another similar caption and briefly describe the conversions of the preferred and the warrant liability. In this regard, disclose the per share cost for each share to be issued. In addition, explain the loss on redemption that occurred in 2013.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 10 and 41 of the Registration Statement. In addition, OnDeck advises the Staff that it has disclosed its 2013 redemption of preferred stock on pages F-22, F-27 and F-52 of the Registration Statement. OnDeck respectfully advises the Staff that OnDeck does not believe that further disclosure in its Prospectus Summary would aid a potential investor’s understanding of OnDeck’s business.

7.	As required by Item 3 of Form S-1 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section to delete your statement that “this summary highlights selected information.” Please state that “This summary overview of the key aspects of the offering” which identifies “those aspects of the offering that are the most significant.” Please eliminate the repetition within the short six page Summary. Revise the substance of your disclosure in the Summary to comply with this Instruction to Item 503(a).

OnDeck advises the Staff that OnDeck has revised the preamble and the referenced disclosure on pages 1 and 2 of the Registration Statement. In particular, OnDeck advises the Staff that OnDeck has revised the Prospectus Summary to eliminate repetition.

Prospectus Summary, Our Company, page 1

8.	Please revise the first paragraph to summarize the material differences between you as a non-bank lender and a traditional bank from the perspective of borrowers, lenders and investors. Please disclose your total assets, loans, capital and net income/loss at and as of December 31, 2013 and June 30, 2014.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 2 of the Registration Statement. In addition, OnDeck acknowledges the Staff’s comment regarding the

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placement of the requested disclosure and respectfully submits that OnDeck believes that the disclosure summarizing material differences would be more useful to prospective investors if placed subsequent to the introduction of OnDeck and its business, which OnDeck believes informs the discussion of such comparative differences.

9.	Please revise the first paragraph to describe the material characteristics of your loans as compared to traditional loans including the range in terms, fixed or variable rates, collateral requirements, security interests, etc.

OnDeck advises the Staff that OnDeck has added the requested disclosure as part of the new paragraph added in response to comment #8 on page 2 of the Registration Statement.

10.	Please revise the first paragraph on page 1 and provide us with the bases for your claims in the first line that you “are a leading online platform for small business lending” and that you “are transforming small business lending” given that there are other online lenders that use the same technology, most traditional lenders have websites offering financial services to small businesses, and many have some form of application online and communicate with potential borrowers online and given that nationally there were $174 billion in business loan balances under $250,000 in the first quarter of 2014 while you had only $349 million in loans outstanding at June 30, 2014.

OnDeck advises the Staff that OnDeck has revised its disclosure on page 1 of the Registration Statement to provide that OnDeck “is seeking” to transform small business lending.

OnDeck further advises the Staff that with respect to OnDeck’s statement that it is “a leading online platform for small business lending,” OnDeck believes that it is leading through technology innovation. While traditional lenders may incorporate the Internet in some manner in their lending process, OnDeck believes that none of the 10 largest banks provide small business customers the ability to obtain a business term loan solely online without the need to travel to a physical branch location. In comparison, OnDeck offers loan applicants a business loan application and closing experience that can be completed entirely online. In addition, OnDeck can deliver the loan proceeds directly to the small business borrower’s bank account as fast as the same day that the small business applied for the loan. OnDeck is not aware of traditional lenders that can deliver loan proceeds as quickly. Finally, OnDeck believes that its technology platform is largely responsible for the significantly streamlined applicant experience that is highlighted in the Registration Statement.

OnDeck also respectfully advises the Staff that several publications have referred to OnDeck as a “leader” or used similar language, including Karen Gordon Mills and Brayden McCarthy, The State of Small Business Lending: Credit Access during the Recovery and How Technology May Change the Game, Harvard Business School, July 22, 2014.

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11.	Please revise the first paragraph on page 1 as follows:

•	describe the sources for the “thousands of data points” regarding each small business that you consider;

•	explain how there could be thousands of data points for a small business that is a startup or is in the early stages of development; and,

•	clarify the percentage of underwriting performed by computer program and by an underwriter employed by the company.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 1 and 2 of the Registration Statement. In addition, OnDeck notes that because its median customer has been in business 6.5 years, its customers tend to be established small businesses rather than true start-ups and therefore more data points are available.

12.	Please revise the third paragraph on page 1 as follows:

•	revise the eighth line to disclose information about the borrowers in your current loan portfolio regarding “industries, stages of development, geographies, financial profiles and operating histories;”

•	noting that on page 3 of your online application, you state “We’ll use this information to review your personal credit report,” revise the eleventh line to clarify that in making a credit decision you do consider a small business owners personal credit score; and

•	revise the last sentence to disclose the range in size of loans currently in your loan portfolio, the range in terms of those loans and the percentage collateralized.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 2 and 87 of the Registration Statement.

13.	Please identify and summarize the role of each of your subsidiaries identified in Exhibit 21.1. Provide more detailed disclosure in the Business section.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 88 of the Business section of the Registration Statement. In addition, OnDeck respectfully advises the Staff that OnDeck believes disclosure regarding its subsidiaries to be most appropriate for the Business section rather than the Prospectus Summary.

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Prospectus Summary, Industry Background and Trends, page 2

14.	Please revise each bullet or add a preamble to disclose the source for the statements, e.g., management believes, or, according to x source.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 2 and 3 of the Registration Statement.

Challenges for Small Business Owners, page 3

15.	Please revise each bullet or add a preamble to disclose the source for the statements, e.g., management believes, or, according to x source.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 3 of the Registration Statement.

The Opportunity, page 3

16.	Please revise to give a brief bio of Oliver Wyman or explain his expertise.

OnDeck advises the Staff that Oliver Wyman is an international consulting firm and that OnDeck has added the requested disclosure to page 1 of the Registration Statement.

Prospectus Summary, Our Solution, page 4

17.	Please revise this section to disclose that you rely on third parties for over 65% of your loans and disclose the fee structure and fees paid to these third parties in your last fiscal year. Revise your discussion of the loan application process to explain that most borrowers first contact your third party brokers. Describe the screening process undertaken by the brokers. Disclose that you also rely on third parties in the collection process and disclose the costs of doing so.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 5, 42 and 82 of the Registration Statement. OnDeck respectfully notes that it has added the requested disclosure to the section within the Prospectus Summary titled “Our Competitive Strengths” as this section discusses OnDeck’s distribution channels. OnDeck supplementally advises the Staff that OnDeck does not rely on any screening process conducted by third party brokers and instead relies on its own scoring methodologies to evaluate the creditworthiness of the applicant’s business.

Prospectus Summary, Our Competitive Strengths, page 4

18.	Please revise your claim in the fifth bullet point regarding your “repeat customer base” to disclose the extent to which your repeat customers you classify as “repeat” are taking out a loan before the end of the term of one loan so that they are effectively extending their loan.

OnDeck advises the Staff that, as OnDeck discusses in its response to comment #30, OnDeck undertakes a completely new underwriting and approval process for repeat customers who choose to take

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out a new loan before the end of the term of an existing loan. OnDeck also advises the Staff that the terms of such repeat loans are informed by the outcome of the underwriting process performed on a separate, new basis for each such repeat loan, and as a result will often have different terms than the existing loan, such as pricing, term, amount and product type. OnDeck therefore does not view the additional loan as an extension of the existing loan.

OnDeck advises the Staff that OnDeck has revised the disclosure on page 5 of the Registration Statement to clarify that repeat customers include those who have fully paid off a prior loan as well as those who take out a loan before the end of the term of an existing loan.

Risk Factors, page 10

19.	We note that of the 136 pages of your prospectus, 20 pages are devoted to risk factors. As required by Item 3 of Form S-1 and Item 503(c) of Regulation S-K, this section is “a discussion of the most significant factors that make the offering speculative or risky.” Please include such a statement in the preamble on the top of page 10.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 11 of the Registration Statement.

20.	Please revise the first risk factor on page 13 relating to choice of law provisions to disclose if the applicability of Virginia law to your loans has been challenged by any party. Please ensure that investors understand the current status of any legal or regulatory challenges to the relevant Virginia law whether specifically challenging your lending arrangements or lending arrangements of other companies.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 14 of the Registration Statement.

21.	Please revise the narrative in the last risk factor on page 13 to disclose the percentage of your current portfolio that is not governed by Virginia law. Please revise to discuss the reasons you are unable to apply Virginia law to your loan agreement in certain states.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 14 of the Registration Statement.

22.	Please revise your risk factor on pages 15-16 relating to your securitizations of your loans to disclose the extent to which you have repurchased loans and the extent to which requests are outstanding. Revise your MD&A to provide discussion and analysis of this issue.

OnDeck advises the Staff that it has not repurchased any loans from its asset-backed securitization facility. OnDeck further advises the Staff that it has repurchased an immaterial amount of loans from OnDeck Marketplace investors and its asset-backed revolving debt facilities to date, and that there are no outstanding requests to repurchase loans at this time. As a result, OnDeck believes that discussion of this subject in OnDeck’s MD&A would be unwarranted, but advises the staff that OnDeck has revised the relevant risk factor on page 17 of the Registration Statement.

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23.	Please revise your risk factor on page 20 relating to early payment triggers and covenants to briefly identify the substance of those triggers and covenants.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 21 of the Registration Statement.

24.	Please update your risk factor on page 21 relating to asset backed securities to reflect recent SEC adoption of rules. Revise your MD&A to include discussion and analysis of how these rules will affect you.

OnDeck advises the Staff that OnDeck does not access the asset-backed market through registered issuances, but rather via private placements that are not addressed by the adoption of recent SEC rules. As a result, OnDeck believes that discussion of such rules in OnDeck’s MD&A would be unwarranted, but advises the Staff that OnDeck has added the requested disclosure to page 22 of the Registration Statement to update the risk factor relating to asset-backed securities to reflect the recent SEC adoption of rules and their potential future applicability to OnDeck.

25.	Please revise your risk factor on page 24 relating to net operating loss carry forwards to disclose how this offering and the conversion of your preferred stock will affect your ability to us these losses and whether they will result in an ownership change of more than 50%. Revise your MD&A to provide discussion and analysis of this issue.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 26 and 53 of the Registration Statement.

Dilution, page 37

26.	Please revise to add a footnote to the table on page 38 and disclose the same information in the table assuming exercise of all outstanding exercisable derivative securities that are “in the money” using the mid-point of the offering range.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 39 of the Registration Statement.

Selected Consolidated Financial Data, page 39

27.	Please revise to include balance sheet data for each audited financial statement period end, i.e. December 31, 2012 and December 31, 2013.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 41 of the Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

28.	Please revise to provide additional quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics (e.g. delinquency status, reserve ratio, etc.). As of the end of the latest fiscal year, for each category of loan, present a table of contractual maturity by appropriate time period. Also, provide a qualitative discussion to allow an investor to assess the underlying credit risk associated with your loans and to assess any trends in credit risk and how these changes are reflected in your allowance for loan losses and provision for loan losses.

OnDeck advises the Staff that OnDeck has revised its disclosure on page 44 of the Registration Statement to provide additional quantitative information related to its financial condition and changes in financial condition, including the percentage of originations from repeat customers and additional credit metrics.

Specifically, OnDeck has added additional disclosure on the percentage of originations from repeat customers, and will add this disclosure for the nine months ended September 30, 2014 in a subsequent submission. OnDeck has also added disclosure regarding the repeat nature of its business, and the importance of the lifetime value of a customer to OnDeck’s business model, on pages 48 and 49 of the Registration Statement. With respect to credit metrics, OnDeck has included its Provision Rate as a Key Operating Metric on page 44 of the Registration Statement (in lieu of its Reserve Ratio and 15+ Day Delinquency Ratio), added detailed disclosure of delinquency status on pages F-18 and F-48 of the Registration Statement, provided detailed disclosure of net lifetime charge-offs for all loan cohorts since 2008 and through June 30, 2014 on page 50. OnDeck notes that its net lifetime charge-offs by cohort has remained relatively constant in recent years, consistently ranging between 6% and 7%, and that it has not witnessed any material trends in credit during this time. A net charge-off ratio (annualized) is provided on page 71.

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OnDeck further respectfully advises the Staff that its loan portfolio has been comprised almost entirely of term loans with contractual maturities of less than a year, and it therefore does not believe any further breakdown of its loans based on type of loan or maturity would provide meaningful additional disclosure to potential investors.

29.	We note you provide information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates. Please revise to disclose this information (average balances, yields, funding rates, etc.) in a tabular format for each period presented.

OnDeck respectfully advises the Staff that, to the extent not already included, OnDeck has provided additional information for the periods presented to the table on page 44 of the Registration Statement, specifically Average Loans and Average Funding Debt Outstanding.

Key Financial and Operating Metrics, page 43

30.	We note your discussion of the significance of renewals in the originations section. Please revise to separately quantify originations for each period by renewals of existing loans and new loans. Additionally, please revise your accounting policies to disclose how you determine whether a renewal is accounted for as a new loan or as a modification. Refer to ASC 310-20-35-9 for guidance.

OnDeck advises the Staff that OnDeck has added disclosure on the percentage of originations from repeat customers on page 44 for 2012 and 2013 and will add this disclosure for the nine months ended September 30, 2014 in a subsequent submission. In addition, OnDeck has revised its critical accounting policies disclosure on pages F-8 and F-39 of the Registration Statement to disclose how it determines whether to treat a loan as a new loan or a modification of an existing loan for accounting purposes.

31.	We note your disclosure on page 48 that loans purchased by you from your issuing bank partners are disclosed as originations. Please revise to separately quantify originations for each period by purchased and non-purchased loans. Please also disclose the amount of purchased loans in the notes to your financial statements. Refer to ASC 310-50-11B.e for guidance.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 42, F-17 and F-47 of the Registration Statement.

Financial Metrics – Provision Rate, page 44

32.	We note your disclosure here and in other parts of your document that you reserve for estimated future loan losses and expected losses. This appears inconsistent with your policy disclosed on page F-9 that, “the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date.” If true, clearly confirm that your allowance methodologies are applied in a manner to estimate incurred losses inherent in your loan portfolio at each period end and revise your other disclosures referring to future or expected losses, including your references to future losses in your non-GAAP discussion on page 45, for consistency.

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OnDeck advises the staff that OnDeck has revised its disclosure on pages 15, 16, 45, 51, 57 and 61 of the Registration Statement to be consistent with the disclosure on page F-9.

Non-GAAP Financial Measures – Adjusted EBITDA, page 45

33.	We note your disclosure in the second paragraph on page 45 related to your reserve for estimated loan losses, including that “...As our originations grow, this results in taking a higher provision in the current period against originations for which we will recognize revenue over the term of the loan.”

This disclosure appears to imply that you are reserving for loans that may not have had incurred losses. Please tell us how your allowance for loan loss policy is consistent with the guidance in ASC 450-20 and ASC 310.

OnDeck advises the Staff that, in accordance with ASC 450-20 and ASC310, upon originating loans, OnDeck is responsible for estimating probable losses inherent in the loan portfolio at each balance sheet date. OnDeck also advises the Staff that OnDeck has revised its disclosure on page 46 of the Registration Statement.

34.	You also disclose that, “we believe this provides useful insight into the impact of existing delinquencies, as opposed to estimated future delinquencies, on our operating performance.” Please tell us why you believe adjusting EBITDA for losses on non-delinquent loans is useful for investors since the loans for which you have provided for credit losses will no longer generate revenue and are part of your normal operating performance.

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OnDeck advises the Staff that OnDeck no longer makes an adjustment to account for “Change in ALLL, non-delinquent loans” in its calculation of Adjusted EBITDA and has revised the Registration Statement accordingly.

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Liquidity and Capital Resources – Sources of Liquidity, page 60

35.	We note your disclosures related to transfers of financial assets related to your asset-backed securitization facility, your asset-backed revolving debt facility and OnDeck Marketplace. Please revise to more clearly compare and contrast your continuing involvement with the transferred assets in each of the funding alternatives and to describe how the transfer of financial assets affects your financial position, financial performance and cash flows for transfers accounted for as secured borrowings and transfers accounted for as sales. Also, disclose the nature of any restrictions on transferred financial assets which continue to be reported as assets in your balance sheet and quantify the carrying amount. Refer to ASC 860-10-50 for guidance.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 21, 64, 65 and 66 of the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based Compensation, page 67

36.	We note the table on page 69 which details the exercise price and estimated fair value on the date of option grants. Based on your disclosure related to retrospective valuations of the fair value of common stock, please tell us and revise to clarify if you used the disclosed estimated fair value per share noted in the table in calculating stock-based compensation expense for each option grant. If you did not, please tell us why.

OnDeck confirms for the Staff that it used the estimated fair value per share as determined in the retrospective valuations and noted in the disclosed table for calculating stock-based compensation. OnDeck has revised its disclosure on page 73 to clarify that the retrospective fair value per share was used to calculate stock-based compensation.

37.	We note the significant increase in the estimated fair value of common stock from late 2013 to August 2014. We also note your disclosure supporting your valuations. Please provide us with a more detailed discussion of the valuations used as of each quarter end starting as of March 2013. Your discussion should provide supporting commentary for the methodology used in different valuation approaches, evidence or any benchmarks considered and significant assumptions used. Specifically include and discuss any sales or repurchases of preferred stock, common stock, warrants or other transactions with third parties that provide objective evidence for your valuations and reconcile the prices used in these transactions to your estimate of the fair value of common stock on an equivalent basis. Also provide a commentary explaining the main factors that caused the increase in estimated fair value of common stock during the periods.

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OnDeck advises the Staff that the following is a more detailed discussion of the valuations used as of each quarter end starting as of March 31, 2013:

March 31, 2013 Valuation

For OnDeck’s March 31, 2013 valuation, OnDeck used the pricing of OnDeck’s private placement of Series D redeemable convertible preferred stock as the baseline for determining OnDeck’s equity value due to the close proximity in time of the equity issuances in February and April 2013 to the valuation date. OnDeck used the Option Pricing Method, or OPM, back-solve approach to calculate the implied equity value of the Company based on the sale of OnDeck’s Series D redeemable convertible preferred stock at $8.31775 per share. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $1.36 per share, on a minority, non-marketable interest basis.

The primary valuation considerations and assumptions were:

•	A lack of marketability discount of 30%

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.25%

•	An expected volatility yield of 59% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

June 30, 2013 Retrospective Valuation

For OnDeck’s June 30, 2013 retrospective valuation, OnDeck used the market approach to determine OnDeck’s equity value as there were no recent transactions involving OnDeck’s equity securities. OnDeck analyzed the financial performance of eight publicly-traded companies in the small business lending industry, or which had a similar business model to us. OnDeck used a multiple of enterprise value to net revenue as the valuation metric for this approach and applied the comparable companies’ respective multiples to OnDeck’s trailing twelve months, or TTM, net revenue to generate the equity value of the Company. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $1.48, on a minority, non-marketable interest basis.

The primary valuation considerations were:

•	A lack of marketability discount of 30%

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.36%

Securities and Exchange Commission

September 29, 2014

•	An expected volatility yield of 50% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

September 30, 2013 Retrospective Valuation

For OnDeck’s September 30, 2013 retrospective valuation, OnDeck used the market approach to determine OnDeck’s equity value as there were no recent transactions involving OnDeck’s equity securities. OnDeck analyzed the financial performance of the same eight publicly-traded companies in the small business lending industry, or which had a similar business model as us. OnDeck used a multiple of enterprise value to net revenue as the valuation metric for this approach and applied the comparable companies’ respective multiples to OnDeck’s TTM net revenue to generate the equity value of the Company. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $4.08 per share, on a minority, non-marketable interest basis.

The primary valuation considerations were:

•	A lack of marketability discount of 30%

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.33%

•	An expected volatility yield of 50% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

The increase in the estimated fair value of OnDeck’s common stock from $1.48 per share as of June 30, 2013 to $4.08 per share as of September 30, 2013 was primarily due to the following:

•	OnDeck’s strong operating performance during the third quarter of 2013 and TTM, resulting in TTM net revenue growth of greater than 50%

•	Increases in OnDeck’s projected future revenue

•	Increased market valuations of the guideline companies used in determining OnDeck’s equity value

•	Application of a higher net revenue multiple based on the increased valuations of the guideline companies

December 31, 2013 Retrospective Valuation

For OnDeck’s December 31, 2013 retrospective valuation, OnDeck used the pricing of OnDeck’s private placement of Series E redeemable convertible preferred stock as the baseline for determining

Securities and Exchange Commission

September 29, 2014

OnDeck’s equity value due to the close proximity in time of the equity issuance to the valuation date. OnDeck used the OPM back-solve approach to calculate the implied equity value of the Company based on the sale of OnDeck’s Series E redeemable convertible preferred stock at $29.42 per share in February 2014. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $7.42 per share, on a minority, non-marketable interest basis.

The primary valuation considerations and assumptions were:

•	A lack of marketability discount of 25%

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.38%

•	An expected volatility yield of 40% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

The increase in the estimated fair value of OnDeck’s common stock from $4.08 per share as of September 30, 2013 to $7.42 per share as of December 31, 2013 was a direct result of the completion of the private placement of Series E redeemable convertible preferred stock in February 2014 at a price of $29.42 per share, which was used as the baseline for determining the estimated fair market value of OnDeck’s common stock as of the December 31, 2013 valuation date.

March 31, 2014 Valuation

For OnDeck’s March 31, 2014 valuation, OnDeck determined the most reasonable approach to valuing OnDeck’s common stock to be based on recent sales prices of OnDeck’s equity securities, including the pricing of OnDeck’s February 2014 private placement of Series E redeemable convertible preferred stock, and the price paid for OnDeck’s common and redeemable convertible preferred stock sold in March and April 2014 through a tender offer. The tender offer allowed current investors and current and former employees to sell defined amounts of outstanding common and preferred stock and preferred stock warrants to third-party investors at the Series E redeemable convertible preferred stock issue price of $29.42 per share.

OnDeck used the OPM back-solve approach to calculate the implied equity value of the Company based on the sale of OnDeck’s Series E redeemable convertible preferred stock at $29.42 per share. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $8.47 per share. OnDeck assigned a 50% weighting to the $8.47 per share estimated fair value per the OPM approach and a 50% weighting to the $29.42 per share price paid for common and redeemable convertible preferred stock sold in March and April 2014 through the tender offer. OnDeck felt a 50% weighting was deemed appropriate for the price paid for shares sold through the tender offer given the relative size, timing, availability and interest in the transactions. This resulted in an estimated fair value of OnDeck’s common stock of $18.95 per share, on a minority, non-marketable interest basis.

Securities and Exchange Commission

September 29, 2014

The primary valuation considerations and assumptions were:

•	50% weighting assigned to the common share price derived from OPM analysis, 50% weighting assigned to the common share price paid in the tender offer

•	A lack of marketability discount of 20% for the OPM analysis

•	No lack of marketability discount applied to the price paid in the tender offer

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.44%

•	An expected volatility yield of 39% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

The increase in the estimated fair value of OnDeck’s common stock from $7.42 per share as of December 31, 2013 to $18.95 per share as of March 31, 2014 was a direct result of the 50% weighting assigned to the $29.42 per share transaction price paid by third-party investors for common and redeemable convertible preferred stock in March and April 2014.

June 30, 2014 Valuation

For the June 30, 2014 valuation, OnDeck determined the most reasonable approach to valuing OnDeck’s common stock to be a combination of the OPM, the probability weighted expected return method, or PWERM, and recent sales of OnDeck’s common and redeemable convertible preferred stock through a tender offer. OnDeck introduced the PWERM as greater certainty developed regarding a possible liquidity event, specifically an initial public offering, or IPO. The PWERM relies on a forward-looking analysis to predict the possible future value of the Company. Under this method, discrete future outcomes, including an IPO, non-IPO scenarios, and a strategic merger or sale are weighted based on OnDeck’s estimate of the probability of each scenario. OnDeck assigned 100% of the liquidity event weighting in the PWERM to the IPO scenario as OnDeck had recently initiated the process to pursue an IPO and OnDeck’s Board of Directors deemed this to be the most likely future outcome for purposes of the PWERM calculation.

To determine the equity value for the OPM, OnDeck analyzed the financial performance of the same eight publicly-traded companies used in the June 30, 2013 and September 30, 2013 valuations. OnDeck used a multiple of enterprise value to revenue as the valuation metric for this approach and applied the comparable companies’ respective multiples to OnDeck’s forecasted 2014 revenue to generate the equity value of the Company. The equity value was then allocated to each class of stock using the OPM, resulting in an estimated fair value of OnDeck’s common stock of $10.72, on a minority, non-marketable interest basis.

To determine the equity value for the PWERM, OnDeck applied an enterprise value to revenue multiple, supported by the comparable companies’ respective multiples, to OnDeck’s forecasted TTM

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September 29, 2014

March 31, 2015 revenue to generate a pre-money implied equity value as of the anticipated IPO date of March 31, 2015. The equity value was then allocated to each class of stock resulting in an estimated fair value of OnDeck’s common stock of $26.53, on a minority, non-marketable interest basis.

OnDeck assigned a 37.5% weighting to the OPM, a 37.5% weighting to the PWERM, and a 25.0% weighting to the $29.42 per share price paid for common and redeemable convertible preferred stock sold in March and April 2014 through the tender offer. This resulted in an estimated fair value of OnDeck’s common stock of $21.32 per share, on a minority, non-marketable interest basis.

The primary valuation considerations and assumptions were:

•	37.5% weighting assigned to the common share price derived from the OPM analysis, 37.5% weighting assigned to the common share price derived from the PWERM analysis, 25.0% weighting assigned to the common share price paid in the tender offer

•	A lack of marketability discount of 20% for the OPM, based on estimated timing of liquidity event of 2.0 years

•	A lack of marketability discount of 10% for the PWERM (IPO Scenario), based on estimated timing of IPO of 9 months, or March 31, 2015

•	No lack of marketability discount applied to the price paid in the tender offer

•	A discount rate of 20%, based on OnDeck’s estimated cost of capital

•	Inputs for the OPM calculation:

•	An expected life, or time until a liquidity event, of 2.0 years

•	A risk-free interest rate of 0.47%

•	An expected volatility yield of 36% based on historical trading volatility for OnDeck’s comparable guideline companies

•	Dividend yield of 0.0%

The increase in the estimated fair value of OnDeck’s common stock from $18.95 per share as of March 31, 2014 to $21.32 per share as of June 30, 2014 was a direct result of the introduction of the PWERM and increased pre-money implied equity value under the IPO scenario, as well as the weighting assigned to each of the three valuation approaches used.

Business, Small Businesses Are Unique and Difficult to Assess, page 74

38.	Please revise this section to provide more detail regarding the “myriad of online and offline sources”. Discuss in detail the extent to which you rely on “online social data.” Discuss in detail the “behavioral data.”

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 87 of the Registration Statement.

Securities and Exchange Commission

September 29, 2014

Business – Our Competitive Strengths – Diversified Distribution Channels, page 77

39.	Please revise here or in MD&A to disclose the percentage of loans originated by each distribution channel for each period presented and discuss any relevant trends.

OnDeck advises the Staff that OnDeck has added disclosure on the percentage of loans originated by each distribution channel on page 48 for 2012 and 2013 and will add metrics for the nine months ended September 30, 2014 in a subsequent submission.

40.	Please revise to describe in more detail the process used to purchase loans from your issuing bank partners. Specifically, disclose the profitability of loans obtained through this channel as compared to your other channels and describe the fees earned by you from your issuing bank partners. Lastly, please tell us in detail and revise to disclose in your accounting policy note to your financial statements how you account for these fees. If you do not defer them, please tell us how you considered the guidance in ASC 310-20.

OnDeck advises the Staff that it has added the requested disclosure to pages 85, F-12 and F-43 of the Registration Statement.

OnDeck also advises the Staff that the only fees earned by the Company from its issuing bank partners are marketing fees for certain services that are provided by OnDeck. The services provided include, but are not limited to, the creation, production, and distribution of marketing materials to solicit potential loans, marketing business loans to potential applicants and managing the application process. The services are provided subject to the bank partner’s ongoing supervision and control. The bank partner is not required by the terms of its agreement with the Company to fund any loan or to sell any loan to OnDeck.

OnDeck earns marketing fees from its issuing bank partners, which are recognized as the related services are provided. Management considered whether the guidance in ASC 310-20 was applicable to these fees. ASC 310-20-15-2 defines the scope of the guidance as follows:

The guidance in this Subtopic explicitly includes the following transactions:

a.	The recognition and the balance sheet classification of nonrefundable fees and costs associated with lending activities.

b.	The accounting for discounts, premiums, and commitment fees associated with the purchase of loans and other debt securities such as corporate bonds, Treasury notes and bonds, groups of loans, and loan-backed securities (such as pass-through certificates, collateralized mortgage obligations, and other so-called securitized loans).

c.	Loans designated as a hedged item in a fair value hedge under Topic 815.

With regard to Item a., Lending Activities are defined as follows:

Lending, committing to lend, refinancing or restructuring loans, arranging standby letters of credit, syndicating loans, and leasing activities are lending activities.

OnDeck determined that the fees paid by its issuing bank partners were for marketing, identification and referral services and are not related to lending activities.

With regard to Item b., the fee discussed is related to fees associated with purchases of loans. These marketing fees are not associated with loan purchases.

With regard to Item c., OnDeck does not have any fair value hedges.

OnDeck’s management has determined the marketing fees do not fall under the scope of ASC 310-20. Marketing fees recognized were $1.4 million, $0.4 million, $1.5 million and $0.5 million for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 and 2013, respectively.

Business

Sales and Marketing page 79

41.	Please revise this section as follows:

•	explain the process whereby you “originate” the loans through the three channels, and the extent to which there is contact with potential borrows before they submit an online application and the respective role of each channel in your underwriting process;

•	disclose how you compensate employees in your direct sales team including whether they are paid commissions based on the number and amount of loans they generate;

•	disclose the range of individual referral fees you pay;

•	identify all payments and other compensation you make to each Funding Advisor; and

•	disclose whether there are any qualifications for your brokers.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 83 and 84 of the Registration Statement.

Business, Customers page 79

42.	Please revise this section to disclose similar information for customers of your lines of credit. Please revise the third paragraph to disclose whether you make any loans not on the platform.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 83 and 84 of the Registration Statement.

Securities and Exchange Commission

September 29, 2014

Business, Products page 80

43.	Please revise to disclose the aggregate amount and percentage of your loans outstanding at the end of each of the past two fiscal years that are lines of credit. Revise to disclose that (according to your website) you offer loans in excess of $250,000 and disclose the amount of such loans that are currently outstanding.

OnDeck advises the Staff that OnDeck introduced its line of credit product to customers in September 2013. Lines of credit therefore represented none of OnDeck’s originations in 2012 and an immaterial amount of its originations in 2013.

In addition, OnDeck advises the Staff that OnDeck does not offer individual loans in excess of $250,000 to any customers. On the OnDeck website, an applicant may select that he or she would like to borrow more than $250,000, but OnDeck will only loan in excess of $250,000 if the applicant needs multiple loans for separate businesses with each business being a separate and distinct obligor. However, the maximum amount that OnDeck lends pursuant to one loan issued is $250,000.

Servicing, page 82

44.	Please revise to disclose all fees associated with past due or unpaid loans.

OnDeck advises the Staff that all fees associated with past due or unpaid loans constituted less than 0.001% of OnDeck’s revenue in 2013. OnDeck therefore respectfully advises the Staff that this amount is not material to its business or to a potential investor’s understanding of its business.

Business, Intellectual Property page 84

45.	Please briefly describe each of the pending patent applications relating to your “proprietary techniques.” Explain the protection to you provided by patent applications that are pending.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 90 of the Registration Statement.

Board Directors, page 88

46.	As required by Item 401(a) please “describe briefly any arrangement or understanding” between the respective director and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee.” Disclose whether the person is serving pursuant to a legal agreement or understanding with you such as one relating to providing financing to you and when those obligations will be terminated. Identify those directors that were elected exclusively by holders of your preferred stock. Disclose the extent to which each Director or any entity with which he is affiliated has provided equity or debt financing to you or your subsidiaries. Disclose job titles for each employment and the respective time period.

Securities and Exchange Commission

September 29, 2014

OnDeck advises the Staff that OnDeck has added the requested disclosure to page 96 of the Registration Statement to describe briefly OnDeck’s voting agreement pursuant to which the directors were elected and the time of termination of such agreement. OnDeck respectfully advises the Staff that OnDeck has disclosed information regarding the extent to which related parties, including entities affiliated with directors, have provided equity or debt financing to OnDeck and its subsidiaries in the section titled “Certain Relationships and Related Party and Other Transactions,” and has clarified such affiliations on pages 111, 112, 113 and 114. In addition, OnDeck notes that upon further review, the SF Capital entities participating in OnDeck’s financings are not affiliated with Neil Wolfson and disclosure pursuant to Item 404 relating to SF Capital has been removed accordingly. OnDeck respectfully advises the Staff that OnDeck has indicated the positions and offices with OnDeck held by each of the directors, as well as each director’s principal occupations and employment during the past five years.

Board Committees, page 91

47.	We note your statement, in the first paragraph of this section, that your board “currently” has an audit committee, a compensation committee, a corporate governance and nominating committee and a risk management committee. However, we note that on pages 91-93, you have not disclosed the names of any members of any of these committees and left blank spaces where the names of members would be. Please disclose the names of the members and disclose when the Board established each of these committees.

OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 97, 98 and 99 of the Registration Statement.

Certain Relationships and Related Party transactions, page 105

48.	We note that all of preferred stock will be converted into common stock and that the price of the shares of preferred stock varied considerably from $4 to over $29. We note further that the notes were converted into common stock. With regard to each transaction, pursuant to Item 404(a)(2) disclose each “related person’s interest in the transaction” and pursuant to Item 404(a)(4) disclose “the approximate dollar value of the amount of the related person’s interest in the transaction.” Pursuant to Items 404(a)(3) and (6), please disclose your basis for the price in each transaction with related parties and revise each table to disclose the effective purchase price per share for each share of common stock after deducting any interest paid on the preferred stock.

OnDeck advises the Staff that OnDeck has revised the disclosure on pages 111, 112 and 113 of the Registration Statement to clarify the interests of the related party stockholders in each transaction and the approximate dollar value of their interests in such transactions. OnDeck respectfully submits that the individual directors named in such disclosure do not have a material interest in such transactions pursuant to Item 404(a) but have been listed to provide information regarding their affiliation with stockholder entities that are related parties. OnDeck advises the Staff that OnDeck has added the requested disclosure to pages 111, 112 and 113 of the Registration Statement with respect to the basis for the price in each

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September 29, 2014

transaction with related parties and the effective purchase price per share after deducting any interest paid on the preferred stock, and further advises the Staff that the preferred stock is convertible into common stock on a one-to-one basis, such that the effective price per share of the preferred stock is the same as the effective purchase price per share of common stock in each case.

49.	We note that the debt financings provided by a related party, described on the bottom of page 107, carried an interest rate of 16 percent during a period when interest rates were at near historic lows. Pursuant to Items 404(a)(4) and (6), please disclose whether these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans from persons not related to you. Please disclose the value of the warrants issued and the date of issuance.

OnDeck advises the Staff that OnDeck has removed the disclosure on page 114 of the Registration Statement regarding these debt financings because, upon OnDeck’s further review, transactions between OnDeck and SF Capital are not required to be disclosed pursuant to Item 404 in light of the fact that Neil Wolfson does not have a material interest in such transactions pursuant to Item 404(a) and Instruction 6 thereunder. OnDeck advises the Staff that OnDeck believes the terms of the transactions described were comparable to terms that could have been obtained in arm’s length dealings with other unrelated third parties at the time. To this end, OnDeck advises the Staff that OnDeck took out additional contemporaneous loans from an unrelated third party and that such loans were made on substantially the same terms as those entered into with SF Capital, including with respect to interest rates and collateral. OnDeck further supplementally advises the Staff that the total value of the warrants issued was $242,389 and that the date of issuance for such warrants corresponded to the entry into the agreement and amendments thereto, in July 2012, September 2012, October 2012, November 2012 and December 2012, respectively.

50.	Please revise the disclosure related to asset-backed facilities on the top of page 108 to comply with the requirements of Item 404.

OnDeck advises the Staff that the disclosure related to asset-backed facilities has been removed in light of the fact that transactions between OnDeck and SF Capital are not required to be disclosed pursuant to Item 404 as discussed in OnDeck’s response to comment 49.

Description of Indebtedness, page 113

51.	Please revise the first paragraph to disclose all material information relating to indebtedness rather than only “certain material terms.”

OnDeck advises the Staff that OnDeck has revised its disclosure on page 118 of the Registration Statement.

Exhibits

52.	We note that you have filed only 9 of the 31 exhibits required by Item 601 of Regulation S-K. Please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

Securities and Exchange Commission

September 29, 2014

OnDeck respectfully advises the Staff that not all of its exhibits are yet in effect and that OnDeck is, concurrently with this submission, filing the remainder of its exhibits other than agreements relating to Square 1 Bank and to ODAC, ODBL IV, LLC and Deutsche Bank, which are in the process of being amended and which will be filed once available. OnDeck acknowledges the Staff’s comment and undertakes to file its remaining exhibits, once available, in future amendments. OnDeck undertakes to allow the Staff adequate time to review and comment upon OnDeck’s disclosure relating to the exhibits.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-6

53.	Please revise to present cash flows related to originating and selling loans held for sale in the operating section. We note loans held for sale are recorded at the lower of cost or market as disclosed on page F-9. Refer to ASC 230-10-45 for guidance.

OnDeck advises the Staff that OnDeck has revised its disclosure on pages F-6 and F-36 of the Registration Statement.

Note 2 Summary of Significant Accounting Policies – Redeemable Convertible Preferred Stock, page F-11

54.	We note your disclosure that your preferred stock is mandatorily redeemable on February 7, 2018 and that you classify the preferred stock outside of permanent equity in accordance with SAB Topic 3C. Given your disclosure on page F-23 related to Redemption Rights of preferred stock holders, please tell us how you considered whether these instruments were mandatorily redeemable financial instruments and should be classified as liabilities in accordance with the guidance in ASC 480-10-25.

OnDeck advises the Staff that the redemption features of these instruments described in our accounting policies on page F-11 has been corrected to be consistent with the remainder of the financial statements and terms of the Company’s preferred stock, which is not mandatorily redeemable. Given there is no unconditional obligation to redeem the preferred stock, management believes the classification of these instruments as temporary equity is appropriate.

Securities and Exchange Commission

September 29, 2014

Note 3. Net Loss Per Common Share – Pro Forma Net Loss Per Common Share, page F-

55.	Please tell us in detail and revise your disclosures to clarify the following:

a.	why you include an adjustment in the numerator to add back the impact of the Series A and B preferred stock redemptions. Additionally, if you include an adjustment in the denominator to assume the redemptions of the Series A and B preferred stock occurred as of the beginning of the period, please tell us why you believe that is appropriate;

b.	why you include an adjustment to reclassify the outstanding preferred stock warrants from liabilities to additional paid in capital as of the beginning of the applicable period; and

c.	why you include an adjustment to the numerator to add back the impact of the change in fair value of the preferred stock warrant liabilities.

The SEC Corporate Finance Manual, Section 3430, “Other Changes in Capitalization At or Prior to Closing of an IPO”, Paragraph 1, states:

“Generally, the historical balance sheet and statement of operations (including EPS) should not be revised to reflect modifications of the terms of outstanding securities that become effective after the latest balance sheet date, although pro forma data may be necessary. Depending on the facts and circumstances, the staff may not object if the registrant and its independent accountants elect to present retroactively a conversion of securities as if it had occurred at the date of the latest balance sheet included in the filing (with no adjustment of earlier statements). However, if the original instrument accrues interest or accretes toward redemption value after the balance sheet date until the conversion actually occurs, or if the terms of the conversion do not confirm the carrying value, only pro forma presentation would be deemed appropriate.”

The preferred stock automatically converts to common stock on a one-for-one basis on the closing of a Qualified IPO, defined in OnDeck’s certificate of incorporation as an IPO resulting in gross proceeds to OnDeck (net of underwriting discounts and commissions) of at least $40 million. As the Company’s preferred stock accretes dividends (which are included in redemption value), pro forma presentation is appropriate.

In response to item a., OnDeck advises the Staff that in 2013, OnDeck voluntarily redeemed certain Series A and Series B preferred stock for an aggregate price that was approximately $5.5 million in excess of its carrying amount. Redemptions of preferred stock in excess of the carrying amount are also included in the reconciliation of net loss to net loss attributable to common shares in accordance with ASC 260-10-S99-2 (below).

S99-2 If a registrant redeems its preferred stock, the SEC staff believes that the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the preferred stock in the registrant’s balance sheet (net of issuance costs) should be subtracted from (or added to) net income to arrive at income available to common stockholders in the calculation of earnings per share.

The pro-forma EPS calculation assumes the conversion of all preferred stock, including Series A and Series B preferred stock, into common stock on a one-to-one basis as of the beginning of the period. The denominator has been adjusted to reflect this conversion in accordance with ASC 260-10-45-40c (below).

45-40c – The convertible preferred stock or convertible debt shall be assumed to have been converted at the beginning of the period (or at time of issuance, if later), and the resulting common shares shall be included in the denominator.

Securities and Exchange Commission

September 29, 2014

As the Series A and Series B preferred stock is assumed to be converted to common stock as of the beginning of the period, it would not be available for redemption and, as such, the amount related to such redemptions that was deducted from the numerator as not available to common in the EPS calculation needs to be added back as no such redemption would have occurred.

In response to item b., OnDeck further advises the Staff that, on the closing of a Qualified IPO, the preferred stock warrants convert into warrants for common stock. As the liability treatment was a result of the potential conversion of the warrants into redeemable preferred stock, the conversion into warrants for common stock results in liability treatment no longer being appropriate. Upon conversion of the preferred stock warrants to common stock warrants, the related liability would be reclassified to APIC.

In response to item c., in the pro forma EPS calculation, we have assumed the conversion of the warrants as of the beginning of the period, and, as such, no revaluation to fair value would be required. The change in valuation of these warrants has been added back to the numerator of the pro-forma EPS calculation as such revaluations would not have occurred.

56.	Please revise to include a tabular disclosure that clearly shows the calculation of the adjustment to the denominator relating to the conversion of redeemable convertible preferred stock to common stock.

OnDeck advises the Staff that OnDeck has added the requested disclosure to page F-16 of the Registration Statement.

57.	Please revise Note 3 in your interim financial statements related to Pro Forma Net Loss Per Common Share, as applicable, based on any disclosure changes made in the annual financial statements.

OnDeck advises the Staff that OnDeck has added the requested corresponding disclosure to page F-47 of the Registration Statement.

* * * *

Securities and Exchange Commission

September 29, 2014

Please direct any questions with respect to this confidential submission to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Tony Jeffries

Tony Jeffries

cc:	Noah Breslow, On Deck Capital, Inc.
Howard Katzenberg, On Deck Capital, Inc.
Cory Kampfer, On Deck Capital, Inc.
Larry W. Sonsini, Wilson Sonsini Goodrich & Rosati, P.C.
Damien Weiss, Wilson Sonsini Goodrich & Rosati, P.C
Christopher J. Austin, Orrick, Herrington & Sutcliffe LLP
Andrew D. Thorpe, Orrick, Herrington & Sutcliffe LLP
Stephen C. Ashley, Orrick, Herrington & Sutcliffe LLP